[Excerpt Translation]


Filing Document:                              Correction Report

Based on:                                     Article 27-25, Paragraph 4 of the
                                              Securities and Exchange Law

Filed with:                                   Director of Tokai Local Finance
                                              Bureau

Name:                                         Fujio Cho, President, Toyota Motor
                                              Corporation

Address or Location of Head Office:           1 Toyota-cho, Toyota City, Aichi
                                              Prefecture

Filing Date:                                  June 22, 2005

Document to be Corrected                      Report on Amendment No. 5

Filing Date of the Document to be Corrected   August 31, 2001

Effective Date of Reporting Duty              September 6, 2001
of the Document to be Corrected


Matters Regarding Issuing Company

------------------------------------------------------------------------------------------------------
  Name of Issuing Company          Koyo Seiko Co., Ltd.
------------------------------------------------------------------------------------------------------
  Company Code                     6473
------------------------------------------------------------------------------------------------------
  Listed / Over-the-counter        Listed
------------------------------------------------------------------------------------------------------
  Listed Securities Exchange(s)    Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
------------------------------------------------------------------------------------------------------
  Location of Head Office          5-8, Minamisenba 3-Chome, Chuou-ku, Osaka City, Osaka Prefecture
------------------------------------------------------------------------------------------------------


Matters Regarding Submitter

------------------------------------------------------------------------------------------------------
  Individual / Judicial person     Judicial person (Joint stock company)
------------------------------------------------------------------------------------------------------
  Name                             Fujio Cho, President, Toyota Motor Corporation
------------------------------------------------------------------------------------------------------
  Address or Location of Head      1 Toyota-cho, Toyota City, Aichi Prefecture
  Office
------------------------------------------------------------------------------------------------------
  Place to Contact and Name of     Tsunehiro Matsuo, General Manager of Financial Reporting
  Person in Charge                 Department, Accounting Division
------------------------------------------------------------------------------------------------------
  Telephone Number                 0565-28-2121
------------------------------------------------------------------------------------------------------

Matters to be Amended

     Due to a deletion from the joint holders (Aoi Machine Industry Co., Ltd.), the following matters are amended:

-------------------------------------- ----------------------------------- ---------------------------------
                                                Before amendment                   After amendment
-------------------------------------- ----------------------------------- ---------------------------------
 I. Matters Regarding Submitter        3                                   2
  1. Issuing Company
 Total number of submitter and joint
 holders
-------------------------------------- ----------------------------------- ---------------------------------
I. Matters Regarding Submitter         -                                   Delete
 (Aoi Machine Industry Co., Ltd.)
-------------------------------------- ----------------------------------- ---------------------------------
III. Summary List Regarding            3                                   2
 Submitter and Joint Holders
 Total number of submitter and joint
 holders
-------------------------------------- ----------------------------------- ---------------------------------
III. Summary List Regarding            Toyota Motor Corporation            Toyota Motor Corporation
 Submitter and Joint Holders           Aoi Machine Industry Co., Ltd.      Hino Motors, Ltd.
 1. Submitter and Joint Holders        Hino Motors, Ltd.
-------------------------------------- ----------------------------------- ---------------------------------
III. Summary List Regarding            Shares (shares): 49,148,729         Shares (shares): 49,099,975
 Submitter and Joint Holders           Convertible Bonds:965,250           Convertible Bonds:965,250

 2. Breakdown of Stock, etc. held      Total: 50,113,979                   Total: 50,065,225
 by the submitter and the joint        Number of Shares, Etc. Held         Number of Shares, Etc. Held
 holders                               (Total): 50,113,979                 (Total): 50,065,225

                                       Percentage of Shares, Etc. Held by  Percentage of Shares, Etc. Held by
                                       the Above-stated Submitter (%):     the Above-stated Submitter (%):
                                       25.42                               25.40

                                       Percentage of shares,etc. held      Percentage of shares,etc. held
                                       stated in preceding report          stated in preceding report
                                       25.15                               25.13
-------------------------------------- ----------------------------------- ---------------------------------